Exhibit DD

43.  Attach as Exhibit DD policies and procedures relating to the applicant's calculation of Positions.

Please also refer to Exhibit GG1, which provides narrative descriptions of the DDR credit equity, and rates matrices.

For purposes of this policy and procedure the term "Position" shall have the meaning set forth in Commission
 Rule 13n-5(a)(2). In order to calculate Positions, DDR requires reporting parties to provide all necessary information in order to establish the trade state for a specific swap ("Trade State").

Upon request, based on the data attributes available in DDR's databases, the DDR System is able to utilize the
Trade States to allow for the calculation of specific Positions based on one or more of the following attributes:

i. Underlying instrument, index, or reference entity;
ii. Counterparty;
iii. Asset class;
iv. Long risk of the underlying instrument, index, or reference entity; and
v. Short risk of the underlying instrument, index, or reference entity.